CANPLATS RESOURCES CORPORATION

Interim Financial Report
January 31, 2008

#1180 – 999 West Hastings Street, Vancouver, B.C. CANADA V6C 2W2
Phone: (604) 689-3846 Fax: 604-689-3847

CANPLATS RESOURCES CORPORATION
#1180 – 999 West Hastings Street
Vancouver, B.C. V6C 2W2
Ph: 604-689-3846 Fx: 604-689-3847

Dear Shareholder

The Company has continued to receive encouraging results from the Represa Zone within the Camino Rojo property in Zacatecas State, Mexico. Reverse circulation drilling of the Represa Zone has expanded upon the promising assays obtained from surface sampling for gold, silver, lead and zinc and identified a significant precious and base metal oxide zone hosted in altered and fractured siltstone and sandstone host rocks. Drilling to date has outlined mineralization over an area measuring 500 meters by 350 meters and to a vertical depth of 200 meters. Most holes have terminated in mineralization, with several encountering mixed oxides and sulphides at depth. Typical assay values are 0.5 to 1.0 grams per tonne gold, 10 to 20 grams per tonne silver and 0.5% to 1.0% combined lead and zinc over intersections of up to 240 meters. A second reverse circulation drill was contracted in January to accelerate the program, with the objective of completing sufficient drilling by mid-year to initiate a resource estimate on the oxide zone. During the quarter the Company spent $1,006,000 on exploration, predominantly on the Camino Rojo property.

In February, two diamond drills capable of drilling up to 800 meters were added to the program to test sulphide targets beneath the oxide mineralization of the Represa Zone. Diamond drilling is also planned to test an induced polarization geophysical anomaly extending from the Represa Zone to the Don Julio Zone, 1.5 kilometers to the southwest. In addition, more detailed induced polarization surveys have been carried out to better define anomalies that were identified in preliminary surveys last year and to provide a model to aid interpretation of future survey data. A reconnaissance-scale geophysical program is being designed to survey extensive overburden covered areas on the property.

On February 12, 2008 the Company completed a private placement financing of 7,000,000 units at a price of $2.25 per unit for net proceeds of approximately $14.7 million. Each unit consists of one common share and one-half of one common share purchase warrant; with each whole warrant entitling the holder to subscribe for one additional common share at a price of $3.00 for a period of 24 months.

With working capital of $803,000 at the end of the quarter and the net proceeds of the financing of approximately $14.7 million, Canplats is well funded to continue its aggressive exploration program on the Camino Rojo property and to follow-up the encouraging results the Company has achieved to date.

On behalf of the Board,

“R.E. Gordon Davis”

R.E. Gordon Davis
Chairman and CEO
March 14, 2008

NOTICE OF NO AUDITOR REVIEW OF INTERIM
CONSOLIDATED FINANCIAL STATEMENTS

These interim consolidated financial statements of the Company for the period ending January 31, 2008 have been prepared by management and have not been subject to review by the Company’s auditors.

Canplats Resources Corporation
(An Exploration Stage Company)

INTERIM CONSOLIDATED BALANCE SHEETS
(unaudited - expressed in Canadian dollars)

	January 31	July 31
	2008	2007
	$	$
ASSETS

Current
Cash and cash equivalents	1,265,228	2,106,551
Receivables	14,209	6,066
Prepaid expenses and deposits	33,912	10,229
Total current assets	1,313,349	2,122,846

Valued added tax recoverable	312,010	182,523
Mineral properties	5,295,138	3,585,042
Property, plant and equipment	2,787	-
Total assets	6,923,284	5,890,411

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	365,320	53,112
Due to related parties (note 5)	145,086	20,850
Total current liabilities	510,406	73,962

Future income tax liability	296,800	217,900
Total liabilities	807,206	291,862

Shareholders' Equity

Share capital (note 4)	15,899,923	15,538,867
Shares to be issued (note 4(d))	382,500	-
Valued assigned to stock options and warrants	1,430,994	657,923
Contributed surplus	316,729	316,729
Deficit	(11,914,068)	(10,914,970)
Total shareholder's equity	6,116,078	5,598,549
Total liabilities and shareholders' equity	6,923,284	5,890,411

Subsequent event (note 7)

On behalf of the Board,

“James W. Tutton”	“R.E. Gordon Davis”
James W. Tutton, Director	R.E. Gordon Davis, Director

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation
(An Exploration Stage Company)

INTERIM CONSOLIDATED STATEMENTS OF LOSS,
COMPREHENSIVE LOSS AND DEFICIT
(unaudited - expressed in Canadian dollars)

	Three Months Ended		Six Months Ended
	January 31	January 31	January 31	January 31
	2008	2007	2008	2007
	$	$	$	$

Expenses
Bank charges	1,075	479	1,617	1,481
Depreciation	551	-	551	-
General exploration	19,722	30,307	40,841	79,632
Insurance	1,533	-	2,583	-
Investor relations	63,037	32,815	90,400	60,091
Legal, accounting and audit	8,320	8,525	13,320	19,525
Listing and filing fees	2,779	4,397	2,779	4,397
Office	17,054	8,716	17,267	9,316
Salaries	54,264	22,804	67,637	38,065
Shareholder relations	7,876	6,011	10,093	6,011
Stock-based compensation	420,483	433,650	768,683	433,650
Transfer agents	4,494	3,574	7,540	6,590
	(601,188)	(551,278)	(1,023,311)	(658,758)

Other income
Interest income	12,405	17,616	33,529	32,041
Foreign exchange gain/(loss)	6,268	(64)	(9,316)	26
	18,673	17,552	24,213	32,067

Loss and comprehensive loss
for the period	(582,515)	(533,726)	(999,098)	(626,691)

Deficit - Beginning of period	(11,331,553)	(10,135,713)	(10,914,970)	(10,042,748)
Deficit - End of period	(11,914,068)	(10,669,439)	(11,914,068)	(10,669,439)

Weighted average number
of shares issued	48,912,923	43,165,817	44,760,457	42,095,065

Basic loss per share	(0.01)	(0.01)	(0.02)	(0.01)

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation
(An Exploration Stage Company)

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited - expressed in Canadian dollars)

	Three Months Ended		Six Months Ended
	January 31	January 31	January 31	January 31
	2008	2007	2008	2007
	$	$	$	$

Operating activities
Loss for the period	(582,515)	(533,726)	(999,098)	(626,691)
Non-cash items:
Stock-based compensation	420,483	433,650	768,683	433,650
Depreciation	551	-	551	-
Decrease (increase) in non-cash working capital:
Accounts receivable and prepaid expenses	(24,469)	(17,513)	(31,826)	(19,561)
Accounts payable and accrued liabilities	23,015	(9,000)	35,918	7,816
Due to related parties	110,261	21,119	124,236	16,743
Cash used in operating activities	(52,674)	(105,470)	(101,536)	(188,043)

Financing activities
Shares and warrants issued for cash	233,850	76,250	233,850	750,562
Shares to be issued (note 4(d))	382,500	-	382,500	-
Cash generated by financing activities	616,350	76,250	616,350	750,562

Investing activities
Mineral property costs	(1,006,115)	(201,363)	(1,223,312)	(321,720)
Purchase of property, plant, and equipment	(3,338)	-	(3,338)	-
Increase in VAT recoverable	(127,389)	-	(129,487)	-
Cash used in investing activities	(1,136,842)	(201,363)	(1,356,137)	(321,720)

Increase (decrease) in cash	(573,166)	(230,583)	(841,323)	240,799
Cash and cash equivalents
- beginning of period	1,838,394	2,061,627	2,106,551	1,590,245
Cash and cash equivalents - end of period	1,265,228	1,831,044	1,265,228	1,831,044

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation
(An Exploration Stage Company)

INTERIM CONSOLIDATED STATEMENTS OF
SHAREHOLDERS’ EQUITY
(unaudited - expressed in Canadian dollars except number of shares)

	Number of			Value assigned			Total
	Common	Share Capital	Shares to	to Stock Options	Contributed		Shareholders'
	Shares	Issued	be Issued	and Warrants	Surplus	Deficit	Equity
	$	$	$	$	$	$	$

Balance, July 31, 2006	40,327,806	12,725,289	-	785,678	316,450	(10,042,748)	3,784,669

Issued for cash:
Exercise of options	75,000	22,500	-	-	-	-	22,500
Exercise of warrants	8,407,250	2,101,812	-	-	-	-	2,101,812
Non-cash:
Value assigned to options granted	-	-	-	561,790	-	-	561,790
Value assigned to options exercised	-	14,900	-	(14,900)	-	-	-
Value assigned to warrants exercised	-	674,366	-	(674,366)	-	-	-
Value assigned to expired warrants
and options	-	-	-	(279)	279	-	-
Loss for the year	-	-	-	-	-	(872,222)	(872,222)

Balance, July 31, 2007	48,810,056	15,538,867	-	657,923	316,729	(10,914,970)	5,598,549

Issued for cash:
Exercise of options	615,000	233,850	-	-	-	-	233,850
Shares to be issued	-	-	382,500	-	-	-	382,500
Non-cash:
Value assigned to options granted	-	-	-	900,277	-	-	900,277
Value assigned to options exercised	-	127,206	-	(127,206)	-	-	-
Loss for the period	-	-	-	-	-	(999,098)	(999,098)

Balance, January 1, 2008	49,425,056	15,899,923	382,500	1,430,994	316,729	(11,914,068)	6,116,078

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation
(An Exploration Stage Company)

Mineral Property Costs
For the six months ending January 31, 2008
(unaudited - expressed in Canadian dollars)

	Rodeo	Yerbabuena	El Rincon	Mecatona	Maijoma	El Alamo	Camino Rojo
	(Mexico)	(Mexico)	(Mexico)	(Mexico)	(Mexico)	(Mexico)	(Mexico)	Total
	$	$	$	$	$	$	$	$

Balance, July 31, 2007	1,303,921	1,163,862	165,916	513,088	227,034	190,111	21,110	3,585,042

Acquisition costs	4,937	15,455	4,750	55,216	4,750	5,127	14,945	105,180

Assaying	837	-	-	-	-	-	295,170	296,007
Claim taxes	9,221	12,028	8,134	2,834	5,251	36,778	38,303	112,549
Consulting and contracting service	56	8	4	166	93	179	11,554	12,060
Drafting salaries and consulting	61	-	-	-	-	-	-	61
Drilling	166	-	-	-	-	-	507,030	507,196
Environmental	-	-	-	-	-	-	3,863	3,863
Foreign exchange	366	519	154	1,046	136	756	21,536	24,513
Geology salaries and consulting	968	67	67	1,676	1,489	2,437	297,550	304,254
Geophysics airborne and ground	-	823	-	-	-	-	117,314	118,137
Equipment	-	-	-	-	-	-	28,637	28,637
Licenses and government fees	-	-	-	-	-	-	399	399
Living costs and travel	420	67	-	1,062	66	536	44,444	46,595
Maps, prints and film	-	-	-	-	-	-	11,242	11,242
Office expenses	3,142	542	111	630	455	979	16,701	22,560
Property holding costs associated
with future income taxes	-	255	1,471	1,615	1,471	1,587	72,501	78,900
Supplies	-	-	-	-	-	-	1,639	1,639
Trenching	-	-	-	-	-	-	36,304	36,304

Exploration costs for the period	15,237	14,309	9,941	9,029	8,961	43,252	1,504,187	1,604,916

Balance, January 31, 2008	1,324,095	1,193,626	180,607	577,333	240,745	238,490	1,540,242	5,295,138

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation
(An Exploration Stage Company)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended January 31, 2008
(unaudited – expressed in Canadian dollars)

1.	NATURE OF OPERATIONS

Canplats Resources Corporation (“Canplats” or “the Company”) is in the process of acquiring, exploring and developing precious and base metal mineral properties. The Company will attempt to bring the properties to production, structure joint ventures with others, option or lease properties to third parties, or sell the properties outright. The Company has not determined whether these properties contain ore reserves that are economically recoverable and the Company is considered to be in the exploration stage.

These consolidated financial statements have been prepared assuming the Company will continue on a going-concern basis. Management has estimated that the Company will have adequate funds from existing working capital to meet its corporate, administrative and property obligations for the coming year. If the Company is to advance or develop its mineral properties further, it will be necessary to obtain additional financing and while it has been successful in the past, there can be no assurance that it will be able to do so in the future.

The recoverability of the amounts shown for mineral properties and related deferred costs is dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to complete the development, and upon future profitable production or sale. The amounts shown as deferred expenditures and property acquisition costs represent net costs to date, less amounts amortized and written-off, and do not necessarily represent present or future values.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements or transfers and may be affected by undetected defects.

2.	ACCOUNTING POLICIES

Basis of Presentation

These consolidated financial statements include the accounts of the Company and its subsidiary, Canplats de Mexico S.A. de C.V. Inter-company balances are eliminated upon consolidation. These unaudited interim consolidated financial statements follow the same accounting policies as the most recent audited annual consolidated financial statements except for changes relating to the recognition and measurement of financial instruments (see “Changes in Accounting Policies”). These statements do not contain all the information required for annual financial statements and should be read in conjunction with the annual consolidated financial statements. In the opinion of management, all of the adjustments necessary to fairly present the consolidated financial statements set forth herein have been made. The Company has reclassified certain comparative figures to reflect the presentation used in its most recent annual consolidated financial statements.

Canplats Resources Corporation
(An Exploration Stage Company)

2.	ACCOUNTING POLICIES (Cont’d)

Changes in Accounting Policies

Effective August 1, 2007, the Company prospectively adopted the following new accounting standards and related amendments to other standards on financial instruments issued by the CICA. Accordingly, prior periods have not been restated.

Financial Instruments – Recognition and Measurement, Section 3855

This standard requires all financial instruments to be classified into one of the following five categories: held for trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments within its scope, including derivatives, are to be included on the Company’s balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized cost. Depending on the classification, changes in fair value are to be recognized in the statements of operations and comprehensive income.

All held-for-trading financial instruments are recorded on the balance sheet at fair value. All other financial instruments will be recorded at cost or amortized cost, subject to impairment reviews. The criteria for assessing on other than temporary impairment remain unchanged. Transaction costs incurred to acquire financial instruments are included in the underlying balance.

The Company’s financial instruments include cash and cash equivalents, receivables, prepaids, accounts payables and accrued liabilities, and amounts due to related parties. The fair value of these financial instruments approximates their carrying value due to their short term nature and capacity of prompt liquidation. Therefore, the adoption of Section 3855 has no material impact on the Company’s financial statements.

Hedges, Section 3865

This standard is applicable when a company chooses to designate a hedging relationship for accounting purposes. The Company currently does not have any hedges.

Comprehensive Income, Section 1530

This standard requires the presentation of a statement of comprehensive income and its components. Comprehensive income is the change in net assets that results from transactions, events and circumstances from sources other than shareholders and includes items such as unrealized gains or losses on available-for-sale investments. Accumulated other comprehensive income includes the holding gains and losses from available-for-sale securities which are not included in net income (loss) until realized. The adoption of Section 1530 had no material impact on the Company’s financial statements.

Canplats Resources Corporation
(An Exploration Stage Company)

2.	ACCOUNTING POLICIES (Cont’d)

Recent Accounting Pronouncements

Recent accounting pronouncements issued which may impact us in the future are as follows:

Capital Disclosures

CICA Handbook Section 1535, Capital Disclosures, establishes standards for disclosing information about an entity's capital and how it is managed. Under this standard the Company will be required to disclose the following, based on the information provided internally to the entity's key management personnel:

	(i)	qualitative information about its objectives, policies and processes for managing capital;
	(ii)	summary quantitative data about what it manages as capital;
	(iii)	whether during the period it complied with any externally imposed capital requirements to which it is subject; and
	(iv)	when the company has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

This standard is effective for the Company’s interim and annual financial statements beginning on August 1, 2008. The Company has not yet determined the impact of the adoption of this change on the disclosure in its financial statements.

Financial Instruments Disclosures

CICA Handbook Section 3862, Financial Instruments – Disclosures, requires entities to provide disclosure of quantitative and qualitative information in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity's financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and management’s objectives, policies and procedures for managing such risks. Entities will be required to disclose the measurement basis or bases used, and the criteria used to determine classification for different types of instruments.

The Section requires specific disclosures to be made, including the criteria for:

	(i)	designating financial assets and liabilities as held for trading;
	(ii)	designating financial assets as available-for-sale; and
	(iii)	determining when impairment is recorded against the related financial asset or when an allowance account is used.

This standard is effective for the Company’s interim and annual financial statements beginning on August 1, 2008. The Company has not yet determined the impact of the adoption of this change on the disclosure in its financial statements.

Canplats Resources Corporation
(An Exploration Stage Company)

2.	ACCOUNTING POLICIES (Cont’d)

General Standards on Financial Statement Presentation

CICA Handbook Section 1400, General Standards on Financial Statement Presentation, has been amended to include requirements to assess and disclose an entity’s ability to continue as a going concern. The changes are effective for the Company’s interim and annual financial statements beginning August 1, 2008. The Company does not expect the adoption of these changes to have an impact on its financial statements.

Goodwill and Intangible Assets

CICA Handbook Section 3064, Goodwill and Intangible Assets, establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the introduction of this standard, the CICA withdrew EIC 27, Revenues and Expenses during the pre-operating period. As a result of the withdrawal of EIC 27, companies will no longer be able to defer costs and revenues incurred prior to commercial production at new mine operations. The changes are effective for interim and annual financial statements beginning August 1, 2009. The Company has not yet determined the impact of the adoption of this change on the disclosure in its financial statements.

International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to replace Canadian GAAP with IFRS. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended July 31, 2011. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

3.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, receivables, prepaids, accounts payables and accrued liabilities, and amounts due to related parties. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

The Company is exposed to currency risk from foreign currency fluctuations. The Company does not use any derivative instruments to manage its exposure to fluctuation in foreign currency exchange rates.

4.	SHARE CAPITAL

(a) Common Shares

Shares authorized:
Unlimited number of common shares, no par value.

Canplats Resources Corporation
(An Exploration Stage Company)

4.	SHARE CAPITAL (Cont’d)

(b) Stock Options

At January 31, 2008, the number of common share stock options outstanding was 4,045,000 with a weighted average exercise price of $0.70 and a weighted average life of 4.35 years.

During the six-month period ended January 31, 2008, 2,120,000 stock options were granted to officers, directors, employees and consultants of the Company with exercise prices between $0.44 and $2.89 and with expiry dates from October 24, 2012 to December 20, 2012. The Company amortizes the fair value of stock options on a straight-line basis over the respective vesting period of the stock options. The fair value of options charged to the statements of loss, comprehensive loss and deficit was $768,683 (2007 - $433,650) in the current period with an additional $131,594 (2007 - $nil) deferred as mineral property costs.

(c) Warrants

At January 31, 2008, there are no share purchase warrants outstanding.

(d) Shares to be Issued

On January 25, 2008, the Company announced a $15,750,000 private placement of 7,000,000 units at $2.25 per unit. Each unit consists of one common share and one-half common share purchase warrant with an exercise price of $3.00 for a period of 24 months. As at January 31, 2008, the Company has received partial proceeds of $382,500 for placement of 170,000 units. These units were not issued until closing of the private placement on February 12, 2008 (see “Subsequent Event”).

5.	RELATED PARTY TRANSACTIONS

The Company was billed $355,233 (2007 - $179,573) in geological support, management and administration expenses by Silver Standard Resources Inc., a company of which two directors are also directors of the Company. Included in current liabilities at January 31, 2008 is $145,086 (2007 - $64,212) due to Silver Standard. Any amounts payable to related parties are non-interest bearing and without specific terms of repayment. Any transactions for expense reimbursements or asset sales with related parties are at normal business terms.

6.	SEGMENTED INFORMATION

The Company operates in one industry segment which is the acquisition and exploration of mineral properties. Segment assets by geographic location are as follows:

	Loss for the period		Total assets
	January 31	January 31	January 31	July 31	January 31
	2008	2007	2008	2007	2007
Canada	($999,027)	($607,325)	$1,372,206	$2,031,501	$1,811,506
Mexico	(71)	(19,366)	5,551,078	3,858,910	2,859,244
Total	($999,098)	($626,691)	$6,923,284	$5,890,411	$4,670,750

Canplats Resources Corporation
(An Exploration Stage Company)

7.	SUBSEQUENT EVENT

In February 2008, the Company completed a $15,750,000 private placement of 7,000,000 units at $2.25 per unit for net proceeds of approximately $14,700,000 after commissions and expenses. Each unit consists of one common share and one-half common share purchase warrant with an exercise price of $3.00 for a period of 24 months. Of the 7,000,000 units issued, 700,000 units were sold on a non- brokered basis with the remaining 6,300,000 units sold by brokers. As considerations to the brokers, the Company paid a commission of $921,375 and issued 441,000 underwriters’ warrants with an exercise price of $2.25 for a period of 24 months.